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                             October 19, 2023

       Sean Hsieh
       Chief Executive Officer
       Concreit Series LLC
       1201 3rd Ave., Suite 2200
       Seattle, WA 98101

                                                        Re: Concreit Series LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 4,
2023
                                                            File No. 024-12321

       Dear Sean Hsieh:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed October 4, 2023

       General

   1. We note your response to comment 1. Since you will file an offering statement or post qualification
amendment, as applicable, to register each separate Series being offered and provide disclosure
about each Property relating to a Series being offered, please delete your statement that the
"offer and sale of Membership Interests for each Series shall be made pursuant to a
supplement to this Offering Circular, which shall provide information relating to the Series
Property such as the description and specifications of the Series
                                                        Property, the
acquisition price, and other relevant terms of the purchase of the Series
                                                        Property" on the cover
page and elsewhere throughout the filing.
   2. We note your response to comment 2 that the property at 7260 Scotlyn Way White House,
                                                        TN is wholly-owned by
the Manager and will be sold to the Series at a later date. We further note that your
Manager is currently renting the property at a monthly rental rate
 Sean Hsieh
Concreit Series LLC
October 19, 2023
Page 2
      at $2,475. Please provide the audited historical financial statements of the property for the rental period or tell us how you determined such financial statements were not required in the filing.
       Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                             Sincerely,
FirstName LastNameSean Hsieh
                                                             Division of
Corporation Finance
Comapany NameConcreit Series LLC
                                                             Office of Real
Estate & Construction
October 19, 2023 Page 2
cc:       Saher Hamideh, Esq.
FirstName LastName